FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding 2008 first quarter results.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 13 May 2008

Number of pages: 10

2008 First Quarter results

REACH A NET INCOME OF 1.212 BILLION EUROS

REPSOL INCREASES ITS NET

INCOME BY 36.5%

•	The highest quarterly results registered by the company.

•	The net income in dollars increased 61.9%.

•	The group registered an increase in operating results of 14.1% reaching 1.606 billion Euros.

•	Exploration and Production operating results increased by 25.5%.

•	YPF operating results increase by 11.3% reaching 365 million Euros.

•	The net debt decreased 32.5% and reaches its historical minimum, 2.357 billion Euros.

•	A dividend increase of 39% reaching 1 euro per share.

Press release

In the first quarter of 2008, Repsol YPF achieved a net income of 1.212 billion Euros, representing an increase of 36.5% over the first quarter of 2007. These are the highest quarterly results ever registered by the company. The net income in dollars, operative currency of the groups businesses, increased 61.9%.

These results, the first reported by the company after the implementation of their new Strategic Plan, took place in an environment characterized by high crude oil prices, a decrease of the international refining margins and the weak dollar against the euro.

Repsol YPF Group operating results reached 1.606 billion Euros, representing an increase of 14.1% over the first quarter of 2007. It is especially important to remark that the whole of the integrated core businesses of Repsol, as well as YPF and Gas Natural, registered significant increases in their results.

During the first quarter of 2008, Repsol’s financial position continued to improve, due to the increased cash flow generated by business activities and the sale of 14.9% of YPF to the Argentinean Group Petersen. Upon the closing of the first quarter, the Repsol YPF group net debt was at 2.357 billion Euros, the lowest level ever registered.

The US dollar, base currency of Repsol group businesses, depreciated against the euro by 14% compared to the first quarter of 2007, with a negative effect in the Group’s operating results of approximately 180 million Euros. The prudence policy and the exchange partial hedging implemented by the Company significantly reduced this negative effect.

As announced on 28 February, Repsol reported its results in accordance with its new group structure: the “core business” of Repsol (Upstream, LNG and Downstream): YPF as operated shareholding, and Gas Natural SDG as non-operated shareholding.

REPSOL’S CORE BUSINESS GREW BY 9%

Repsol’s “core business”, formed by its three strategic businesses, Upstream, Liquefied Natural Gas (LNG) and Downstream, reached an operating result of 1.090 billion Euros, representing a 9% growth compared to first quarter of 2007.

Upstream operating results grew by 25.5% compared to the same period in 2007, reaching 576 million Euros. This important increase is due, in great measure, to the significant increment of Repsol’s liquids realisation price.

Press release

This extraordinary increase was obtained notwithstanding the dollar depreciation against the euro by 14%, which supposed a lower result of approximately 82 million Euros. On the other hand, the hydrocarbons production decreased 3.7% with respect to the first quarter of 2007, deducting the effect of the contractual variations in Bolivia, Dubai and Venezuela.

The investments in Upstream in this quarter ascended to 242 million Euros, 50% of which were destined to development in the Mexican Gulf, Trinidad & Tobago and Peru.

Liquefied Natural Gas (LNG) operating results were 32 million Euros, which supposes an increase of 18.5% with regard to same quarter in 2007. The improvement of these results is due to the better management of the Repsol tank fleet, the increase in gas sales to the gas system and the power generation activity.

Investments in this area ascended 78 million Euros and they were mainly destined to the development of the regasification terminal at Canaport and the Peru LNG project.

Downstream operating results ascended to 482 million Euros, against 515 million Euros during the same period in 2007, representing a decrease of 6.4%. This is due to the drop in the refining and petrochemical International margins during the quarter.

The mentioned descent of the international margins was partially compensated by the improvement of the commercialization margins in Spain, which had a positive impact of 14 millions Euros in Repsol accounts.

Additionally, the dollar depreciation against the euro by 14% supposed a decrease of the results of 49 million Euros.

The sale of petrochemical products experienced a 3.9% growth and reached 793,000 tons and the sales of LPG (propane and butane) exceeded 917,000 tons.

The investments in this area ascended to 315 million Euros and they have been mainly destined to projects in course and operating improvements.

Press release

YPF INCREASES ITS RESULTS BY 11.3%

In the first quarter of 2008, YPF operating results increased 11.3% compared to the same period in 2007, and were situated at 365 million Euros

This increment was due to the increment of YPF gas sale prices, which increased 23.4%, in addition to the improvement of the upstream and downstream integrated businesses, which had a positive impact of 54 million Euros in YPF accounts.

Total production reached 632.000 boepd and the sales of petroleum products increased 7.5%, to 3.7 million tons. Total investment for the 2008 first quarter ascended to 250 million euros, and they have been mainly destined to Exploration and Production development projects.

GAS NATURAL SDG RESULTS INCREASED 5.4%

In the first quarter, Gas Natural SDG operating results ascended to 157 million Euros against 149 million Euros during the same period of the previous year, a 5.4% increase.

This increase is due to the growth of the results of gas distribution in Spain and Latin America, as well as the results of power generation activity in Spain.

Gas Natural SDG investments reached 54 million Euros and they were mainly destined to distribution and power generation projects.

Press release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - March		Variation %
	2007	2008
EBITDA	2,036	2,422	18.9
Income from continuous operations before financial expenses	1,407	1,606	14.1
Financial expenses	10	52	420.0
Income before income tax and income of associates	1,417	1,658	17.0
Income tax	(522)	(412)	(21)
Share in income from companies carried by the equity method	30	26	(13.3)
Income for the period	925	1,272	37.5
Income attributable to minority interests	37	60	62.2
NET INCOME	888	1,212	36.5

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES, BY ACTIVITIES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - March		Variation %
	2007	2008
Upstream	459	576	25.5
LNG	27	32	18.5
Downstream	515	482	(6.4)
YPF	328	365	11.3
Gas Natural SDG	149	157	5.4
Corporate & others	(71)	(6)	(91.5)
TOTAL	1,407	1,606	14.1

Press release

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January - March		Variation %
	2007	2008
Oil and gas production (Thousand boepd)	446	333	(25.3)
Crude processed (Thousand tons)	9.9	10.1	2.2
Sales of oil products (Thousand tons)	11,057	11,072	0.1
Sales of petrochemical products (Thousand tons)	763	793	3.9
LPG sales (Thousand tons)	958	917	(4.4)

YPF OPERATING HIGHLIGHTS

	January - March		Variation %
	2007	2008
Oil and gas production (Thousand boepd)	639	632	(1.1)
Crude processed (Thousand tons)	4.1	4.2	0.8
Sales of oil products (Thousand tons)	3,445	3,705	7.5
Sales of petrochemical products (Thousand tons)	384	406	5.7
LPG sales (Thousand tons)	101	114	12.9

Press release

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2007	MARCH 2008
Goodwill	3,308	2,877
Other intangible assets	1,018	1,243
Property, plant & equipment	23,676	22,858
Long term financial instruments	1,512	2,352
Other non-current assets	1,007	988
Deferred tax assets	1,020	1,120
Assets held for sale	80	64
Current assets	12,692	13,272
Temporary cash investments and cash on hand and in banks	2,851	3,271
TOTAL ASSETS	47,164	48,045

Total equity	19,162	20,180
Non-current provisions for contingencies and expenses	2,851	2,764
Deferred tax liabilities	2,473	2,325
Subsidies and deferred revenues	278	434
Preferred shares	3,418	3,403
Non-current financial debt	6,647	6,532
Financial lease liabilities	632	689
Other non-current debt	634	677
Current financial debt	1,501	1,714
Other current liabilities	9,568	9,327
TOTAL EQUITY AND LIABILITIES	47,164	48,045

Press release

FIRST QUARTER HIGHLIGHTS

39% more dividend

On March 26, Repsol YPF’s Board members agreed to propose the payment of a gross dividend of 1 euro per share for 2007, representing a 39% increase compared to the previous year. This increase is in line with the main principals of the profitability growth policy for shareholders approved by the company’s present management team.

The proposed final gross dividend corresponding to 2007 is 0,50 euros per share, and is to be paid to the shareholders as from July 9th, 2008.

2008/2012 Strategic Plan

Last February, the Chairman and CEO of Repsol YPF, Antonio Brufau, presented the 2008/2012 Strategic Plan, in which the company’s major lines of growth for the next years are established. It also incorporates the Group’s new approach, in which Repsol’s businesses (Upstream, Downstream and LNG) constitute the “core business” or Group main business; YPF becomes a strategic operated shareholding, and Gas Natural a strategic self-governing shareholding.

In the coming years, the organic growth of Repsol will be determined by 10 large key projects that will concentrate 60% of the company’s “core business” investments until 2012 (12.300 billion Euros).

The new Strategic Plan, considered by Brufau as “the most ambitious and, at the same time, realistic ever carried out by the company”, contemplates total investments of 32.800 billion Euros, and foresees that in 2012 the group net income will have multiplied by 2.8; the EBITDA by 1.8; and operating results by 2.1.

14.9% of YPF sold to the Petersen Group

Last 21 December 2007, Repsol YPF formalized the sale of 14.9% of YPF to the Argentinean Group Petersen for 2.235 billion dollars. This operation, which values YPF in 15 billion dollars, falls in line with the company strategies of improving their geographical assets distribution and carrying out a global management with a local focus.

Additionally, both companies reached an agreement in which is included a provision that the Petersen group may increase its participation in YPF to 25%, by means of a call option of an additional 10.1%.

Press release

3,200 million Euros for Cartagena

On 8 January, an investment of more than 3.2 billion Euros was approved for the expansion of the Cartagena refinery, converting this industrial complex into one of the most modern in the world and duplicating its production capacity to 11 million tons per year (220.000 b/d).

This project will contribute to reducing significantly the increasing deficit of medium distilled products in Spain. The Cartagena project is part of the Repsol program to adapt its installations to the production of clean fuels for transport, propel the use of biofuels (bio diesel) and improve energy efficiency, security and environmental impact.

Important gas discovery in Peru

Last January, Repsol announced a new gas discovery in Peru, in Kinteroni X1 exploratory well in block 57, located in the Cuzco area. The structure dimension of the discovery points to a 56 bcm of resources volume, almost twice the annual consumption of gas in Spain.

This new discovery is located north of blocks 88 and 56, participated by Repsol, from where the Camisea production came from. This project includes the development gas fields and a LNG plant in Pampa Melchorita, as well as the commercialization by Repsol of 4 million tons of LNG per year.

Exploring in the deep waters of Brazil

The consortium formed by Repsol (25%), Petrobras (operator, 45%), and BG (30%) have commenced the perforation of the Guará well, in the pre-saline layer of the Santos Basin in Brazil. The production test will evaluate similar objectives to the discovery of Carioca carried out in the same Basin.

Work commenced last 22 March and it is expected that the final depth will be reached by the end of June. Repsol has loaned their sixth generation perforation tanker Stena DrillMax I, designed for operating in deep waters under severe climatic conditions anywhere in the world. This drill tanker has the capacity to drill in water depths of up to 10.000 feet through water sheets and drills to a total vertical depth of up to 35.000 feet.

The development of the Santos Basin in the deep waters of Brazil is one of the 10 key projects to propel the growth contemplated by Repsol in its 2008-2012 Strategic Plan.

Press release

Repsol, is identified as a “Gold Class” Company

In February, Repsol was identified as a “Gold Class” company in the Oil & Gas sector, according to the ‘2008 Sustainability Yearbook’, published by PricewaterhouseCoopers and the Sustainable Asset Management (SAM), for its commitment to seeking long term value creation and to increasingly more difficult access to new resources. The Yearbook also highlights Repsol for its strategy when facing challenges on environmental change and community relations.

Delivering solidarity to Mauritania

In line with the performance frame of the Dakar Solidarity Foundation, of which Repsol is the trustee founder, and in spite of cancelling the 2008 Rally, Repsol delivered 14 tons of medications and sanitary material in the capital of Mauritania.

The Repsol team riders, together with the Spanish ambassador in Mauritania, the President of the Dakar Solidarity Foundation and other local authorities were assigned to deliver to the Spanish Embassy the donation that was distributed between representatives of the hospitals in Nouakchott, Chinguetti, Seal, Ayoune and Kaédi.

New Repsol Corporate headquarters

The Repsol Executive Chairman, Antonio Brufau, presented to the Mayor of Madrid the construction project of the new Repsol corporate headquarters, work of the prestigious Spanish architect, Rafael de la Hoz, that will be concluded in 2010 and accommodate more than 4.000 company employees.

The Repsol Campus will occupy a surface of more than three hectares’ in an area with numerous commercial, cultural and social centres in the heart of Madrid, which will favour and facilitate labour reconciliation and easier accessibility for all company employees’.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 13th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer